Jordan D. Schnitzer
Attorney

190 Carondelet Plaza, Suite 600
St. Louis, MO 63105
Direct: 314.345.6228
Fax: 314.480.1505
jordan.schnitzer@huschblackwell.com

January 24, 2011

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-4720 Attention: Patricia P. Williams
Re:	Tributary Funds, Inc. (the “Registrant”)

File Numbers 811-08846 and 333-85982

Dear Ms. Williams:

Concurrently with this letter, the Registrant filed a preliminary proxy statement (the “Preliminary Proxy”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended.  This letter is being submitted on behalf of the Registrant in order to identify the undersigned, Jordan D. Schnitzer, of Husch Blackwell LLP, the Registrant’s outside counsel, as the appropriate party to receive comments from the Securities and Exchange Commission staff in connection with such Preliminary Proxy.

I appreciate your support and cooperation in this matter.  Please do not hesitate to contact me with any questions or concerns at (314) 345-6228.

Sincerely,

/s/ Jordan D. Schnitzer

Jordan D. Schnitzer

JDS
cc:	Ms. Brittany Fahrenkrog
Tributary Funds, Inc.
1620 Dodge Street, Stop 1072
Omaha, Nebraska 68197

Mr. Evan Williams
Jackson Fund Services
225 West Wacker Drive, Suite 1200
Chicago, Illinois 60606